December 2, 2013

Amy Miller, Esq.
U.S. Securities & Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Specialized Funds; File No. 2-88116

Dear Ms. Miller,

     The following responds to your voicemail on November 29, 2013 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 79 that was filed on October 15, 2013 pursuant to Rule 485(a).

Comment 1: Tandy Requirements

As required by the SEC, the Funds acknowledge that:

  Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-8439 with any questions or comments regarding the above response. Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel